                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of July, 1998                   Commission File Number: 001-12003

                               MERIDIAN GOLD INC.
                              (Name of Registrant)

                               9670 Gateway Drive
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  /X/             Form 40-F  / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes  /X/                   No  / /


Meridian Gold Inc.                   [LOGO OF MERIDIAN GOLD INC. APPEARS HERE]
9670 Gateway Drive
Reno, Nevada 89511
Phone:  702-850-3777
Fax:  702-850-3733



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MERIDIAN GOLD INC.
9670 GATEWAY DRIVE
RENO, NEVADA 89511
PHONE: (702) 850-3777
FAX:   (702) 850-3733
-------------------------------------------------------------------------------

     MERIDIAN GOLD REPORTS SIGNIFICANTLY HIGHER-GRADE RESULTS FROM EL PENON
                          All Currency in U.S. Dollars

RENO, NEVADA, JULY 14, 1998 - Meridian Gold Inc. today is pleased to report further successful results from drilling on the Quebrada Colorada and Doncella zones at El Penon. Reverse circulation drilling at Quebrada Colorada is continuing to confirm and expand the mineralization reported in the press release of July 6, 1998. There are now two drill rigs -- one RC, one diamond -- drilling 24 hours per day on the zone, and a third rig will be added this week. A total of 24 holes have been drilled on the zone. Including this release, a total of 15 holes have been reported.

QUEBRADA COLORADA RESULTS
Assay results from three new holes (PP223-PP225) have extended the mineralization 60 meters to the north and 65 meters down-dip from previously reported results. The deepest of the three new holes (PP224) continues to confirm that the mineralization becomes wider and stronger with depth. The total potential strike length of the mineralization is unknown at this time but currently extends for a total of 210 meters based on assay results.

Meridian is awaiting assays for drill holes over an additional 270 meters of strike length. All of the holes contain visual mineralization consisting of quartz veins, stockworks, and breccias. Visible gold occurs in four of these holes. These indications give a total current strike length to the zone of at least 480 meters (from section 2350 to section 2830). The vertical range of the mineralization (down-dip) is confirmed by assays for at least 65 meters and by quartz veins with visible gold for an additional 135 meters. This gives a minimum drilled vertical extent for the mineralization of more than 200 meters. The zone is currently open along strike in both directions and down-dip (vertical).

The new assay results for Quebrada Colorada are presented below:

QUEBRADA COLORADA  -- HOLE PP223

---------------------------------------------------------------------------------------------------
   Sample #                Interval (m)                     Bondar-Clegg              Geolab
                   From         To       Distance     Au (g/t)       Ag (g/t)        Au (g/t)
--------------------------------------------------------------------------------------------------
     129           256          258          2           34.7          889.2            38.5
     130           258          260          2          496.1        5,112.5           430.0
     131           260          262          2          178.1        2,440.5           170.0
     132           262          264          2           10.9          345.1            11.4

   Tot/Avg         256          264          8          180.0        2,196.8           162.5
   True width is approximately 4.5 meters

QUEBRADA COLORADA  -- HOLE PP224

---------------------------------------------------------------------------------------------------
   Sample #                Interval (m)                     Bondar-Clegg              Geolab
                   From         To       Distance     Au (g/t)       Ag (g/t)        Au (g/t)
--------------------------------------------------------------------------------------------------
     133           264          266          2          10.7          189.6            11.3
     134           266          268          2          42.0          359.8            40.8
     135           268          270          2           3.0          178.8             3.9
     136           270          272          2           3.9          254.0             4.2
     137           272          274          2         133.4        1,108.5           131.0
     138           274          276          2          71.4        1,087.6            61.8
     139           276          278          2          20.7          999.5            19.1
     140           278          280          2          32.2        1,408.7            16.5

   Tot/Avg         264          280         16          39.7          698.3            36.1
   True width is approximately 6.5 meters

QUEBRADA COLORADA  -- HOLE PP225

---------------------------------------------------------------------------------------------------
   Sample #                Interval (m)                     Bondar-Clegg              Geolab
                   From         To       Distance     Au (g/t)       Ag (g/t)        Au (g/t)
--------------------------------------------------------------------------------------------------
     115           228          230          2             0.5           225.0            0.3
     116           230          232          2             0.5           790.0            0.5
     117           232          234          2             1.7         2,232.0            1.9
     118           234          236          2            28.5           668.7           38.6
     119           236          238          2         1,075.9         2,494.0        1,210.0
     120           238          240          2           488.1         1,587.7          556.0
     121           240          242          2           340.1         1,855.5          362.0
     122           242          244          2           125.8         1,044.5          141.0
     123           244          246          2            14.2           431.3           13.6
     124           246          248          2             4.6            27.8            3.9

   Tot/Avg         234          248         14           296.7         1,158.5          332.2
   True width is approximately 7.0 meters

Because of the extremely high values being encountered, all samples have been assayed several times. Also, additional check samples have been completed, with more in progress, at a separate analytical lab. ITS Bondar-Clegg has completed all of the results to date by standard fire assay methods with AA and gravimetric finish at their lab in La Serena, Chile. The check samples have been prepared and assayed using standard fire assay procedures and AA finish, with gravimetric results to follow, by ALS Geolab S.A., at a separate facility in Santiago, Chile.

For this release, given the magnitude of the results check values on the gold are being reported. It is planned that future releases will not contain the check sample results, as this results in a delay for reporting purposes.

The mineralization is above the water table and continues to consist of oxidized quartz veins, breccias, and stockworks with local visible gold in a steeply west dipping, north-south trending structure. This style and type of bonanza grade mineralization being encountered is not atypical in strongly mineralized, low sulfidation vein systems throughout the world, and has historically contributed to significant production from these types of deposits.

Presently, Meridian is planning to develop a separate production-size decline into the Quebrada Colorada zone with the purpose of developing an underground mine. Based on the information from the initial drilling, it appears the zone would be amenable to the drift and fill mining methods to be used at Quebrada Orito. The Company expects this zone to produce at a rate of 500-800 tonnes per day by the first quarter of 2000.

Underground development costs at Quebrada Colorada are expected to be approximately $5 million, and will be incremental to the initial capital estimate in the feasibility study of $66.5 million to develop the Quebrada Orito and Cerro Martillo deposits and to build the processing facilities. The impact of this new zone may be significant in reducing cash costs at El Penon from the earlier-announced $180 per ounce level and in dramatically increasing gold production at El Penon from the 130,000 ounces per year outlined in the feasibility study from Quebrada Orito and Cerro Martillo.

DONCELLA RESULTS
Recent follow-up drilling on the Doncella zone has intercepted a narrow, high-grade structure. Hole PX074 encountered 56.4 g/tonne gold and 1,949.0 g/tonne silver over 2 meters at a depth of 272-274 meters. This is the highest intercept to date on Doncella, and gold-silver ratios are similar to those being seen at Quebrada Colorada. This new mineralization will be offset with additional drilling.

Meridian Gold Inc. is a proven, exploration-oriented gold producer, led by a strong management team committed to growth and possessing a healthy balance sheet. The common shares of Meridian are traded on The Toronto Stock Exchange
(MNG) and the New York Stock Exchange (MDG).

------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel:  (702) 850-3730
     Investor Relations             Fax: (702) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 23, 1998                 MERIDIAN GOLD INC.

                                     By:    /s/ Brian J. Kennedy
                                        ---------------------------------------
                                        Brian J. Kennedy
                                        President and Chief Executive Officer